Exhibit 99.1

SDLP - Seadrill Partners LLC agrees to acquire the ultra-deepwater drillship the West Polaris

London, United Kingdom, June 17, 2015 - Seadrill Partners LLC (NYSE: SDLP) (the “Company” or “Seadrill Partners”) announced today that Seadrill Operating LP, the Company’s 58% owned subsidiary (“Seadrill Operating”), has entered into an agreement with Seadrill Limited (“Seadrill”) pursuant to which Seadrill Operating will acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship, the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition is expected to close within 7 days.

The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The total consideration for the Polaris Acquisition is comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. Seadrill Operating will fund the balance of the purchase price with a seller’s credit of $50 million due in 2021 that carries an interest rate of 6.5% per annum.

The West Polaris is currently contracted with ExxonMobil on a daily rate of $653,000. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, for the remainder of the ExxonMobil contract. By effectively lowering the dayrate Seadrill Polaris receives to $450,000 per day, the Company has reduced the acquisition cost and its re-contracting risk.

As part of the acquisition agreement, the Company’s obligation to repay the $50 million seller’s credit due to Seadrill will be reduced if the average contracted dayrate under any replacement contract is below $450,000 until the seller’s credit’s maturity in 2021. The amount of seller’s credit due will be reduced until Seadrill Partners’ effective dayrate is $450,000 or until the seller’s credit is reduced to zero. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million seller’s credit must be paid to Seadrill upon maturity of the seller’s credit in 2021.

Additionally as part of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill 50% of any dayrate above $450,000 per day, adjusted for daily utilization, after the conclusion of the existing contract until 2025.

Board Approval

The Board of Directors of the Company (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the terms and conditions of the Polaris Acquisition. The Conflicts Committee retained a financial advisor to assist with its evaluation of the Polaris Acquisition.

The Board is pleased that the Company has entered into the acquisition agreement with respect to the West Polaris. While the Board believes that the Polaris Acquisition is accretive, the Board does not intend to increase distributions to unitholders based on this transaction. The Polaris Acquisition is intended to reduce risk by increasing the Company’s distribution coverage, asset diversification and revenue backlog.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to complete the Polaris Acquisition and thereby increase its distribution coverage, asset diversification and revenue backlog are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-35704).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

June 17, 2015

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

John T. Roche: Chief Financial Officer